Mail Stop 3561

								July 17, 2005

Mr. Gary A. Simanson, President and CEO
Community Bankers Acquisition Corp.
717 King Street
Alexandria, Virginia 22314

      Re:	Community Bankers Acquisition Corp.
		Registration Statement on Form S-1
		Amendment No. 1 filed June 13, 2005
      File No. 333-124240

Dear Mr. Simanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our previous comment one. On page 24, we note your disclosure that "[i]n no event will our existing officers .
.. . or any entity with which they are affiliated be paid any finder`s fee, consulting fee or similar type fees from any person or entity in connection with a business combination." Please affirmatively confirm that First Capital Group will not participate in the company`s search for a target or receive any fees in connection with the company`s business combination.
2. We note your response to our previous comment two and reissue the comment. We were unable to find disclosure discussing the incentive for existing stockholders. Please provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder.
In
this context we note that: (i) the existing stockholders are allowed, and in fact intend to make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $7.20 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since the average price of their existing shares was $.025 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price of approximately $7.20 per share.
Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

3. Please clarify with disclosure in an appropriate place whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use.
In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, holders could lose on their investment in the units.

4. We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

5. Discuss in an appropriate place the company`s expectation as to whether the current management will remain associated with the company after the consummation of the business combination.
Detail
how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management will be able to maintain its position with the company post-business combination.




6. We note the disclosure on page 45 of the prospectus that "[a]lthough there can be no assurance, such purchases may assist in stabilizing the market price of the warrants." We also note the disclosure on page 54 under the subheading "Short Sales, Stabilizing
Transactions and Penalty Bids" and your response to our previous comment 51. In light of this disclosure, please advise how the company will comply with Regulation M. We may have further comments.

7. We note your disclosure on the prospectus cover page and on page
24 concerning your efforts, or lack thereof, with respect to locating a potential candidate for a business combination transaction. Provide additional disclosure in the form of an affirmative statement, if accurate, that neither the company nor any of its affiliates or representatives has, as of the date of the prospectus, taken steps towards locating or consummating a business combination transaction. Alternatively, provide disclosure of the steps taken to date.

Prospectus Summary, page 1

8. We note your response to our previous comment 17 and reissue the comment. We were unable to find in the prospectus the disclosure referenced in your response. Please provide, here or elsewhere in the prospectus as appropriate, a definition for the term "public stockholder" as used by the company with respect to this offering. In this context, please discuss in particular whether this term would include the "existing stockholders" of the company and/or their affiliates, in the case of shares held by such persons that are acquired in the offering, pursuant to open market purchases of units, common stock or warrants, or from the exercise of warrants held by such persons.

9. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by I-Bankers Securities Incorporated as a result of the exercise of the Underwriters` option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether I-Bankers Securities has the right to consent before the company can exercise its redemption right and if so, discuss the conflicts of interest that result from such right.

Use of Proceeds, page 16

10. We note that the company states that "[t]he proceeds held in the trust account may be used as consideration to pay the sellers of a target business . . . Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder`s fees and expenses that are in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the last paragraph on page 21 in the MD&A section.


11. On page 17, we note the statement that "[n]o compensation of any
kind . . . will be paid to any of our existing stockholders."
Please
reconcile this statement with the disclosure that "existing stockholders will receive reimbursement for . . . performing due diligence." Also, please explain whether the $200,000 allocated to due diligence in the table, would be used to pay existing
stockholders for their performance of due diligence.   Please
clarify
which line items in the use of proceeds table that the reimbursements will be paid from.

Capitalization, page 20

12. Please provide a footnote to the capitalization table to disclose the revolving credit agreement from a related party and the outstanding advance that will be repaid with offering proceeds. Alternatively, in the event that the capitalization table is updated, please include the outstanding balance of the revolving credit agreement in the body of the table.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21

13. We note the statement "[w]e may use substantially all of the net proceeds of this offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target businesses, and structuring, negotiating and consummating the business combination." Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.

Proposed Business, page 23

Effecting a Business Combination, page 24

14. We note your response to our previous comment 42 and we reissue the comment. We were unable to find the disclosure referenced in your response. In the disclosure under the heading "Probable lack of business diversification," provide additional disclosure to clarify, in light of the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, how the company would be able to effectuate a business combination with more than one target business.

Employees, page 29

15. We note your response to our previous comment 44 and reissue the comment. We were unable to find the disclosure referenced in your response. Please revise the business section to discuss in detail how management intends to carry out its duty of seeking a target business.



Underwriting, page 52

16. Please confirm with respect to any electronic offer, sale or distribution of the shares, if true, that the procedures you will follow will be consistent with those previously described to and cleared by the Office of Chief Counsel.

17. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Part II

Exhibits

18. We note that the heading on the first page of the underwriting agreement and on Schedule I lists Costal Bancshares Acquisition
Corp.
as the company.  Please revise.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,


      John Reynolds
      Assistant Director

cc:	Kathleen Cerveny, Esq.
	Fax: (202) 452-0930
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Mr. Gary A. Simanson
Community Bankers Acquisition Corp.
July 17, 2005
Page 1